Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

August 31, 2009

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:	QE Brushes, Inc. Pre-effective Amendment 2 to Registration Statement on Form S-1 Filed August 5, 2009 File No. 333-157970

Dear Ms. Long:

We write on behalf of QE Brushes, Inc., (the “Company”) in response to Staff’s letter of August 25, 2009, by Edward M. Kelly, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, Amendment No. 2, filed August 5, 2009, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.  The Company has filed with the Commission via the EDGAR system, an amended registration statement on Form S-1/A, Amendment No. 3 (the “Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT I AND REISSUE THIS COMMENT. IN THIS REGARD, WE NOTE THAT YOUR RESPONSE DOES NOT ADEQUATELY ADDRESS THE ISSUE RAISED IN THE SECOND OR THIRD BULLET POINTS. WITH RESPECT TO THE SECOND BULLET POINT, YOUR RESPONSE MERELY INDICATES THAT MANAGEMENT IS DISTINCT. THIS ALONE DOES NOT ADDRESS THE ISSUE RAISED BY THAT BULLET POINT. WITH RESPECT TO THE THIRD BULLET POINT, YOU INDICATE THAT MR. RUFF HAS RECEIVED SOLICITATIONS IN RESPONSE TO THE ADD. HOWEVER, YOU DO NOT EXPLAIN WHY AN ADD OFFERING THE SALE OF SHELL COMPANIES USES THE COMPANY'S TELEPHONE NUMBER.

In response to this comment, with respect to the second bullet point, Gregory Ruff cannot be thrown into a general category of “Ruff/Bleiweis and Littler families.” Other than the Company and KOKO, Ltd., during the last ten years Gregory Ruff has represented that he has not been the officer or director of any public companies; has not been an officer or director of any blank check companies; has not been an officer or director of any shell companies. Craig Littler has not been the officer or director of any public companies; has not been an officer or director of any blank check companies; has not been an officer or director of any shell companies. We believe you have confused Gregory Ruff with his brother, Gary Ruff and Craig Littler with his brother Gary Littler. Gary Little is now deceased.

Mr. Ruff has been a passive investor in a number of companies, some of which changed business purposes, some of which did not change business purposes. He has never acted as a control person with respect to any of the corporations that changed business purposes. Under the circumstances, it is inappropriate and illogical to assume that the Company is a blank check merely because Mr. Ruff invested in companies that changed their business purposes in the past.

With respect to the third bullet point, the Company used Mr. Ruff’s cell number for convenience.  The Company is not associated with offer to sell Pink Sheet/OTCBB shells. The ad was posted by Mr. Ruff, but is not in any way affiliated with the Company. As of the date of the Amended S-1, the Company has a new telephone number, 509-944-5920.

Summary, page 6

2.
WE NOTE THE REPRESENTATION MADE IN RESPONSE TO PRIOR COMMENT I THAT QE BRUSHES HAS NEVER INDICATED THAT IT WOULD MERGE WITH AN UNIDENTIFIED COMPANY AND THE DISCLOSURE HERE THAT QE BRUSHES HAS NO INTENTION OF ENGAGING IN A REVERSE MERGER WITH ANY ENTITY IN AN UNRELATED INDUSTRY. REVISE THE DISCLOSURE TO STATE UNAMBIGUOUSLY THAT QE BRUSHES HAS NO INTENTION OF ENGAGING IN A REVERSE MERGER WITH ANY ENTITY IN A RELATED OR UNRELATED INDUSTRY. FURTHER, PLEASE RECONCILE WITH DISCLOSURE IN THE RISK FACTOR "OUR BOARD OF DIRECTORS MAY CHANGE OUR POLICIES AND STRATEGIES ..." ON PAGE 13. THIS RISK FACTOR APPEARS TO CONTEMPLATE A REVERSE MERGER, AS THE NEW DISCLOSURE INDICATES THAT YOUR "POLICIES AND STRATEGIES" ARE YOUR CURRENT BUSINESS MODEL.

In response to this comment, the Company revised the disclosure in the Summary to state unambiguously that the Company has no intention of engaging in a reverse merger with any entity in a related or unrelated industry.  The Company omitted the mentioned risk factor to avoid any indication that the Board is contemplating a reverse merger.

Because we will be forced to rely on third party manufacturers ...  page 11

3.
DISCLOSURE THAT QE BRUSHES HAS NOT YET LOCATED A MANUFACTURER FOR ITS PRODUCTS IS INCONSISTENT WITH DISCLOSURE ON PAGE 6 AND ELSEWHERE THAT QE BRUSHES HAS ACCEPTED THE MANUFACTURING BID OF MERI CHINA, LLC. PLEASE RECONCILE THE DISCLOSURES.

In response to this comment, the Company revised the risk factor to eliminate the inconsistency.

Selling Shareholders, page 19

4.
WE NOTE THE RESPONSE TO PRIOR COMMENT 13 THAT "TO THE COMPANY'S KNOWLEDGE, NO SELLING SHAREHOLDER IS AN AFFILIATE OF A BROKER-DEALER." CLARIFY WHETHER THE COMPANY'S KNOWLEDGE IS BASED ON A REPRESENTATION TO THAT EFFECT FROM EACH SELLING SHAREHOLDER.

In response to this comment, the Company revised its disclosure to state that it has not independently undertaken an inquiry of the selling shareholders to determine whether any of them are affiliates of broker dealers.

Company Overview, page 26: Our Product, page 27

5.
WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 15. PLEASE PROVIDE US A COPY OF THE TRADEMARK APPLICATION OR THE SERIAL/REGISTRATION NUMBER ASSIGNED TO THE APPLICATION BY THE PATENT AND TRADEMARK OFFICE SO THAT WE MAY ACCESS THE APPLICATION ONLINE.

In response to this comment, the serial number is 76/698449.

6.
REFER TO PRIOR COMMENT 15. DISCLOSURE IN THE FIRST PARAGRAPH ON PAGE 26 THAT QE BRUSHES IS CURRENTLY EARLY IN THE PROCESS OF DESIGNING AND DEVELOPING THE SHAPE OF THE TOOTHBRUSH APPEARS INCONSISTENT WITH DISCLOSURE IN THE THIRD PARAGRAPH ON PAGE 12 THAT QE BRUSHES IS CURRENTLY TESTING AND REFINING ITS PROTOTYPE PRODUCT AND DISCLOSURE IN THE SECOND PARAGRAPH ON PAGE 26 THAT QE BRUSHES HAS COMPLETED THE DEVELOPMENT AND TESTING OF ITS PRODUCT. ADDITIONALLY, DISCLOSURE IN THE FIFTH PARAGRAPH ON PAGE 27 THAT QE BRUSHES HAS FINALIZED ITS 3-DIMENSIONAL COMPUTERIZED DESIGN AND IS IN THE PROCESS OF MAKING THREE DIFFERENT SIZES OF PROTOTYPE TOOTHBRUSH MOLDS APPEARS INCONSISTENT WITH THE DISCLOSURE ON PAGE 6 THAT QE BRUSHES IS NOW WORKING ON THE MANUFACTURING PROCESSES FOR ITS PRODUCT AS WELL AS THE DISCLOSURES ON PAGE 26. PLEASE RECONCILE THE DISCLOSURES.

In response to this comment, the Company reconciled the disclosures.

Our Consultants, page 28

7.
DISCLOSURE IN THE FIRST PARAGRAPH REFERRING TO THE COMPLETION OF THE DEVELOPMENT OF ALL FOUR SIZES OF QE BRUSHES' PRODUCT APPEARS INCONSISTENT WITH DISCLOSURE IN THE FIFTH PARAGRAPH ON PAGE 27 AND ELSEWHERE THAT QE BRUSHES IS IN THE PROCESS OF MAKING THREE DIFFERENT SIZES OF PROTOTYPE TOOTHBRUSH MOLDS FOR SMALL, MEDIUM, AND LARGE SIZE DOGS.  PLEASE RECONCILE THE DISCLOSURES.

In response to this comment, the Company reconciled the disclosures.

Manufacturing Our Product, page 29

8.
DISCLOSURE IN THE FIFTH PARAGRAPH THAT QE BRUSHES NEGOTIATED A CONTRACT THAT CUTS THE MANUFACTURING COST "BY MORE THAN 213" IS INCONSISTENT WITH DISCLOSURE IN THE FIRST PARAGRAPH THAT THE BOUCHERIE USA BID WAS APPROXIMATELY $57,500 AND DISCLOSURE IN THE FOURTH PARAGRAPH THAT THE MERI CHINA, LLC BID WAS APPROXIMATELY $24,000. PLEASE RECONCILE THE DISCLOSURES.

In response to this comment, the Company reconciled the disclosures.

Research and Development Expenditures, page 31

9.
DISCLOSURES THAT THE DESIGN OF THE MOLD MAY HAVE TO BE "TWEAKED" TO ACCOMMODATE THE MANUFACTURING PROCESS AND THAT QE WILL NOT KNOW WHAT THIS DESIGN CHANGE MAY BE UNTIL IT HAS FINALIZED ITS MANUFACTURING METHOD APPEAR INCONSISTENT WITH DISCLOSURE IN THE SIXTH PARAGRAPH ON PAGE 29 THAT THE FINAL 2 AND 3 DIMENSIONAL DRAWINGS WITH THE LOGO PLACEMENTS ON THE BRUSH HANDLE WILL BE COMPLETED BY THE END OF JULY 2009 AND SENT TO MERI CHINA, LLC SO THAT IT CAN BEGIN MANUFACTURING OPERATIONS IN AUGUST 2009 AND WITH DISCLOSURE ON PAGE 35 THAT QE BRUSHES' ENGINEERING CONSULTANT HAS COMPLETED THE 3-DIMENSIONAL CAD DRAWINGS. PLEASE RECONCILE THE DISCLOSURES.

In response to this comment, the Company reconciled the disclosures.

Plan of Operations, page 34

10.	WE NOTE THE DISCLOSURE OF YOUR AGREEMENT WITH A PACKAGING CONSULTANT. PLEASE FILE THIS AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

In response to this comment, the Company attached the agreement as Exhibit 10.5.

11.	Refer to prior comments 4 and 5. Expand the disclosure in the plan of operations section to include this information:

•	Known or anticipated costs of development of products and services, including the testing and refinement of QE Brushes' prototype product.
•	Known or anticipated costs of marketing QE Brushes' product under its license agreement with Mr. Gregory P. Ruff.
•	Known or anticipated costs of research and development to accommodate the design of QE Brushes' toothbrush to accommodate the manufacturing process.
•	Known or anticipated costs of the manufacturing process for producing QE Brushes' toothbrush.
•	Known or anticipated costs of sales and distribution channels for QE Brushes' toothbrush.
•	Known or anticipated costs of obtaining patent protection for QE Brushes' toothbrush.
•	Other known or anticipated material costs relating to QE Brushes' plan of operation.

In response to this comment, the Company included disclosures addressing the above known or anticipated costs.

Sales and Distribution Strategy, page 35

12.
DISCLOSURE ON PAGE 12 INDICATES THAT QE BRUSHES HAS DECIDED TO FOCUS INITIALLY ITS RESOURCES IN "SELECT AREAS" IN THE UNITED STATES. SPECIFY HERE THE SELECT AREAS IN THE UNITED STATES IN WHICH QE BRUSHES HAS DECIDED TO FOCUS INITIALLY ITS RESOURCES.

In response to this comment, the Company indicated more specifically where it intends to initially distribute products.

Exhibit Index

13.
REFER TO PRIOR COMMENT 24. RULE 102(D) OF REGULATION S-T REQUIRES AN EXHIBIT INDEX IMMEDIATELY BEFORE THE EXHIBITS, BUT RULE I02 (D) OF REGULATION S-T DOES NOT REQUIRE AN EXHIBIT INDEX IMMEDIATELY BEFORE EACH EXHIBIT. PLEASE REVISE. FURTHER, INCLUDE A CAPTION OR HEADING FOR THE EXHIBIT INDEX.

In response to this comment, the Company revised the Exhibit Index accordingly.

Sincerely,

Cane Clark LLP

/s/ Scott P. Doney
Scott P. Doney, Esq.